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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             THE SAINT JAMES COMPANY
                             -----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   790000 10 3
                                   -----------
                                 (CUSIP Number)

                              Ms. Tun-Ching Chen
                             The Saint James Company
                            409 Bei-Tung Road, 33-5F
                      Taichung, Republic of China (Taiwan)
                          Telephone: 011.88.6425353376

                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 2003
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

                                    CUSIP NO. 790000 10 3

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (entities only)

           TUN-CHING CHEN
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member                     (a)  [ ]
            of a Group                                        (b)  [ ]
           N/A
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds

           OO (STOCK EXCHANGE)
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

           REPUBLIC OF CHINA (TAIWAN)
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Number of Shares           (7) Sole Voting Power:
Beneficially Owned                  1,750,000 SHARES OF COMMON STOCK
by Each Reporting          -----------------------------------------------------
Person With                (8) Shared Voting Power
                                    N/A
                           -----------------------------------------------------
                           (9) Sole Dispositive Power
                                    1,750,000 SHARES OF COMMON STOCK
                           -----------------------------------------------------
                           (10) Shared Dispositive Power
                                    N/A
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

            1,750,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            N/A
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

            21.9% OF COMMON STOCK
--------------------------------------------------------------------------------
(14) Type of Reporting Person

            INDIVIDUAL
--------------------------------------------------------------------------------

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ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") of The Saint James Company (the "Issuer"), a Delaware corporation, which has its principal executive offices at 8723 Cambie Street, Vancouver, B.C. V6P 3J9, Canada.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by Tun-Ching Chen ("Ms. Chen") whose principal business is the management of telecommunication and wireless monitor operations in the Republic of China (Taiwan). The business address of Ms. Chen is: 409 Bei-Tung Road, 33-5F, Taichung, Republic of China (Taiwan).

         Ms. Chen has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

         Ms. Chen is a citizen of the Republic of China (Taiwan).

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Ms. Chen acquired 1,750,000 shares of the Common Stock, $.001 par value, of the Issuer on September 30, 2003. Ms. Chen acquired these shares of the Issuer in exchange for all of her capital stock of Funet Radio & Communications Corp., a divided company organized under the laws of the Republic of China (Taiwan).

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Issuer by Ms. Chen was primarily for investment purposes.

         (a) There are no tentative plans or proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries, except as disclosed in the Form 8-K current report of the Issuer filed on September 30, 2003, regarding the acquisition of 100% of the capital stock of Funet Radio & Communications Corp.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

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         (d) There are proposed plans to change the board of directors and to change the total authorized number of directors on the Board of Directors. The Issuer intends to file a Schedule 14C Information Statement regarding a special meeting of the stockholders to be held to elect four new members to the Board of Directors of the Issuer to replace the present sole member of the board.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

         (f) There are current plans to make material changes in the Issuer's business and corporate structure. On September 30, 2003, the Issuer was an inactive company until the closing of its acquisition of Funet which is engaged in the business of telecommunications and wireless monitor devices. The Issuer intends to hold a special meeting of its stockholders and file a Schedule 14C Information Statement with the U.S. Securities and Exchange Commission to: (1) elect four new directors to the Board of Directors; (2) change the name of the Issuer to Funet High Tech Inc.; and (3) approve its 2003 Stock Option, SAR and Stock Bonus Plan.

         (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

         (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD over-the-counter Electronic Bulletin Board market (OTC-BB).

         (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no other current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Ms. Chen is the beneficial owner of 1,750,000 shares of the Common Stock of the Issuer.

         (b) Ms. Chen has the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by Ms. Chen during the 60 days preceding this purchase.

         (d) To the best knowledge of Ms. Chen, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by her.

         (e) Not Applicable.

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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of the knowledge of Ms. Chen concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by her.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  10.1 The Reorganization Agreement between the Issuer and Funet dated August 11, 2003, is hereby incorporated by reference to Exhibit
                              10.1 of the Form 8-K current report filed by the Issuer on October 2, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2003

                                               By:      /s/Tun-Ching Chen
                                                  --------------------------
                                                        Tun-Ching Chen

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